Exhibit 99.1

Psyence Biomedical Regains Full Compliance with All Nasdaq Continued Listing Requirements

Company poised to enter 2025 with cash position of $5.6 million and debt-free balance sheet

NEW YORK, December 23, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today announced that it has received notice from the Nasdaq Hearings panel that the Company has regained compliance with all applicable Nasdaq continued listing requirements.

As previously announced, Psyence Biomed requested to be transferred from The Nasdaq Global Market to The Nasdaq Capital Market, effective November 15, 2024. As a result of this transfer, the Company regained compliance with listing rules 5550(a)(5), the $1.0 million minimum market value of publicly held shares requirement, and 5550(b)(1), the $2.5 million minimum stockholders’ equity requirement.

Additionally, the Company obtained shareholder approval during its Annual General Meeting on November 12, 2024 to effect a 75-for-1 share consolidation. This share consolidation, which went into effect on November 26, 2024, was intended to address Nasdaq’s listing rule 5550(a)(2), the $1 minimum bid price requirement. As the Company’s shares have traded above $1 for the subsequent 18 trading days following the share consolidation, the minimum bid price requirement has been formally satisfied.

“We are grateful to the Nasdaq Hearings Panel for allowing us the opportunity to demonstrate compliance with all Nasdaq continued listing rules, and we are pleased to have achieved this goal,” stated Dr. Neil Maresky, M.B.,B.Ch., Chief Executive Officer of Psyence Biomed. “With Nasdaq compliance, a debt free balance sheet and a cash position of $5.6 million, the Company is well positioned to execute its business plan and clinical trial, for which patient screening has commenced.”

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the world’s few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics. The first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq, Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, FDA-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial and the achievement of trial milestones, and the regaining of compliance with all applicable Nasdaq continued listing requirements. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, that topline data from this trial will be positive, and that the Company will effectively execute on its Nasdaq continued listing compliance plan. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; (iii) the ability to implement the Nasdaq compliance plan presented to the Panel; and (iv) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Company’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2024 and other documents filed by Psyence Biomed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence Biomed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.